EXHIBIT 99.1

Hydrogenics Announces Appointment of Chief Financial Officer and Corporate Secretary

MISSISSAUGA, Ontario, Nov. 19, 2012 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced the appointment of Bob Motz as Chief Financial Officer and Corporate Secretary of the Company effective November 19, 2012, bringing over 26 years of financial and operational experience to the position.

Mr. Motz is a Chartered Accountant who started his career with Coopers & Lybrand (now PricewaterhouseCoopers). Prior to joining Hydrogenics, Mr. Motz was Senior Vice-President and Chief Financial Officer from 2008 to 2011 and President and Chief Executive Officer from 2011 to 2012 of Aeroquest International Limited, during that time a TSX listed company.

"We were delighted to attract many very capable candidates in our recent search for a new CFO. Bob brings to us excellent professional skills, maturity and versatility which will complement our very strong leadership team for the growth we anticipate in coming years," said Daryl Wilson, President and Chief Executive Officer.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centres in Russia, China, India, Europe, the US and Canada.

CONTACT: Company Contacts:

         Chris Witty
         Hydrogenics Investor Relations
         646-438-9385
         cwitty@darrowir.com

         Bob Motz Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3638
         investors@hydrogenics.com